




JUN 29 2011
WASH. D.C.
211
SECTION



2011 Annual Report

Financial Highlights

Years ended March 31,	2011	2010	Increase (Decrease)
Net sales	$1,194,612,000	$1,280,110,000	(6.7)%
Net earnings (see note 1)	17,671,000	48,411,000	(63.5)
Stockholders' equity	353,832,000	335,010,000	5.6
Diluted earnings per share (see note 1)	$ 1.45	$ 3.96	(63.4)%
Total stockholders' equity per equivalent common share (see note 2)	28.96	27.43	5.6

Note 1: During 2008, the Company changed its inventory valuation method from FIFO (first-in, first out) to LIFO (last-in, first out) which increased net earnings by $5.1 million, or $0.42 per diluted share, in 2011 and reduced net earnings by $7.3 million, or $0.60 per diluted share, in 2010.

Note 2: Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into.

Description of Business

Seneca Foods Corporation conducts its business almost entirely in food processing, which contributed about 99% of the Company's fiscal year 2011 net sales. Canned vegetables represented 72%, fruit products represented 16%, frozen fruit and vegetables represented 11% and fruit chip products represented 1% of the total food processing net sales. Non-food processing sales, which primarily related to the sale of cans and ends, and outside revenue from the Company's trucking and aircraft operations, represented 1% of the Company's fiscal year 2011 net sales.

Approximately 10% of the Company's processed foods were sold under its own brands including Seneca®, Libby's®, Aunt Nellie's Farm Kitchen®, Stokely's®, Read®, Festal®, and Seneca Farms™. About 53% of the processed foods were sold under private labels and 21% was sold to institutional food distributors. The remaining 16% was sold under an Alliance Agreement with General Mills Operations, LLC.

Marion, New York
June 24, 2011

To Our Shareholders

Our 62nd year was a challenging one for the company. Fiscal 2011 sales were lower by 6.7% to $1,194,612,000 from the prior year of $1,280,110,000. Net earnings declined by 63.5% to $17,671,000 or $1.45 per diluted share from $48,411,000 or $3.96 per diluted share.

The lower sales and earnings stemmed from a marked decline in selling prices in our core commodities. While Seneca sold approximately the same number of cases of canned and frozen fruits and vegetables, it was at much lower prices reflecting the inventory oversupply situation that existed for much of the fiscal year. The results also reflect a LIFO credit this year of $7,852,000 versus a LIFO charge of $11,242,000, or a positive swing of $19,094,000 in pre-tax costs as a result of a 1.7% decline in our overall production costs.

The inventory oversupply was a result of the favorable growing conditions over the past two years for many of our crops, which resulted in above budget packs in several key commodities. It is an unfortunate fact that when Mother Nature provides excellent weather for her crops across our growing regions, we are faced with having more product than we can normally sell. By the very nature of our business, we pack most of our products only one time each year during a relatively short harvesting window, and we must sell what we pack in order to run our plants as efficiently as possible.

The difficult conditions have also impacted our Alliance agreement with General Mills for the production of Green Giant brand vegetables. Our sales to General Mills declined 20.1% for the year, as their case demand was reduced because they, too, were faced with the same higher than expected inventories due to Mother Nature. In fiscal 2011, sales to General Mills accounted for 16.0% of our total revenues. They remain a very important strategic partner to Seneca.

Throughout these downturns in our history, Seneca has emerged intact, and even stronger. Difficult market conditions often create opportunities for us to make acquisitions in market segments that fit into our overall strategic direction. For example, this fiscal year, we completed the acquisition of the assets of Unilink, LLC, and the purchase of its sister company, Lebanon Valley Cold Storage, LP. Located in southeastern Pennsylvania, Unilink was a rapidly growing re-processor of frozen vegetable and fruit products. This acquisition increases our share of the packaged private label frozen fruit and vegetable markets as well as internalizing production of core commodities that Unilink was buying from other processors. While Seneca is a major canner of fruits and vegetables, our position in frozen products is much smaller, representing just 7.4% of our revenues (excluding Green Giant frozen), and is a potential avenue for future growth.

Another opportunity for growth is our pipeline of new products that allow Seneca to enter into interesting new markets. In February 2011, we introduced the first microwaveable oatmeal and fruit cup under our Seneca Farms brand. This is a convenient ready to eat product that requires no added hot water or other ingredients. It has already gained enthusiastic acceptance among retailers and food service purveyors. In addition, we rolled out a line of gourmet potato and onion snack products, also under our Seneca Farms brand, produced at our snack facility in Yakima, Washington. This plant has traditionally relied on contract packing business for its growth, and represents our first foray into the huge salty snack business on a direct basis.

Looking to the future, one of the challenges we face is higher input costs as a result of strong commodity markets for crops like soybeans, wheat, and field corn. In addition, we face higher fuel and steel prices, due to worldwide demand. As a result, we will be forced to raise prices to reflect these costs with the new processing season. It remains to be seen what impact higher prices will have on consumer demand. In the past, it has been accepted because our products are a very good value compared to other alternatives.

Higher costs will lead to one certainty, a significant charge to earnings as a result of the company being on LIFO accounting for inventory valuation purposes. Seneca converted to LIFO accounting in fiscal 2008 in anticipation of inflation, and in the four years since has built an $89,888,000 LIFO reserve. We anticipate another significant increase to the reserve this year, which will negatively impact our reported results.

All in all, as we work our way through one of those downturns that periodically occur, we remain very confident in our future. Our experience tells us that it takes time to work through the excess inventories, and return to improved profitability. In the meantime, we will continue to do what has made us successful over the years, which is to reinvest our cash back into the company in pursuit of lower costs, and under the right circumstances, make strategic acquisitions. Processing 120 million cases of fruits and vegetables each year takes a lot of hard work and commitment, and we would like to thank the nearly 10,000 employees and 3,000 growers, who help to make sure that our products remain affordable to the millions of Americans who depend on us to assist them in feeding their families.

We would also like to thank two of our directors, Brymer Humphreys and Bob Brady, who are retiring from the Board at the annual meeting after a combined 50 years of service. Their wise counsel over several decades helped us grow into one of the leading fruit and vegetable processors in North America.



Chairman



President & Chief Executive Officer

Five Year Selected Financial Data

Summary of Operations and Financial Condition

(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2011(a)	2010	2009	2008	2007(b)
Net sales	$1,194,612	$1,280,110	$1,280,684	$1,080,724	$1,024,853
Operating income before interest (c)	$ 32,294	$ 84,998	$ 48,188	$ 32,853	$ 65,878
Interest expense, net	8,827	9,638	14,103	18,143	20,936
Net earnings (c)	17,671	48,411	18,765	8,019	32,067
Basic earnings per common share (c)	$ 1.45	$ 3.98	$ 1.54	$ 0.66	$ 2.65
Diluted earnings per common share (c)	1.45	3.96	1.53	0.65	2.63
Working capital	$ 294,712	$ 404,610	$ 332,082	$ 370,102	$ 334,455
Inventories	455,236	446,464	392,955	395,686	380,487
Goodwill	-	-	-	-	-
Net property, plant, and equipment	188,012	178,113	179,245	183,051	172,235
Total assets	744,708	719,333	675,605	672,020	626,715
Long-term debt and capital lease obligations, less current portion	90,060	207,924	191,853	250,039	210,395
Stockholders' equity	353,832	335,010	282,425	279,430	273,571
Additions to property, plant, and equipment	$ 19,473	$ 20,783	$ 23,198	$ 32,853	$ 21,627
Net earnings/average equity	5.1%	15.7%	6.7%	2.9%	13.1%
Earnings before taxes/sales	2.0%	5.9%	2.7%	1.4%	4.4%
Net earnings/sales	1.5%	3.8%	1.5%	0.7%	3.1%
Long-term debt/equity (d)	25.5%	62.1%	67.9%	89.5%	76.9%
Total debt/equity ratio	1.1:1	1.2:1	1.4:1	1.4:1	1.3:1
Current ratio	2.1:1	4.0:1	3.1:1	4.2:1	3.9:1
Total stockholders' equity per equivalent common share (e)	$ 28.96	$ 27.43	$ 23.13	$ 22.86	$ 22.39
Stockholders' equity per common share	29.61	28.37	28.10	27.66	26.93
Class A Global Market System closing price range	32.68-22.02	33.49-21.44	23.95-15.51	30.40-19.25	30.84-19.67
Class B Global Market System closing price range	32.99-22.30	33.17-20.86	24.00-16.61	30.96-20.50	32.25-20.00
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	20.5	7.4	13.5	32.0	10.3

(a) The fiscal 2011 financial results include eight months of operating activity related to the Lebanon acquisition.

(b) The fiscal 2007 financial results include eight months of operating activity related to the Signature Fruit acquisition.

(c) The effect of using the LIFO inventory valuation method in fiscal 2011 was to increase operating earnings by $7.9 million and net earnings by $5.1 million or $0.42 per share ($0.42 diluted). The effect of using the LIFO inventory valuation method in fiscal 2010 was to reduce operating earnings by $11.2 million and net earnings by $7.3 million or $0.61 per share ($0.60 diluted). The effect of using the LIFO inventory valuation method in fiscal 2009 was to reduce operating earnings by $58.3 million and net earnings by $37.9 million or $3.12 per share ($3.09 diluted). The effect of using the LIFO inventory valuation method in fiscal 2008 (first year of implementation) was to reduce operating earnings by $28.2 million and net earnings by $18.3 million or $1.50 per share ($1.49 diluted).

(d) The long-term debt to equity percentage for fiscal 2010, 2009, 2008 and 2007 includes the Revolving Credit Facility as discussed in Note 4, Long-Term Debt. For the year 2011, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to fiscal 2010, 2009, 2008 and 2007, the 2011 percentage would be 63.8%.

(e) Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 7 of the Notes to Consolidated Financial Statements for conversion details.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods believes it is one of the world's leading producers and distributors of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets and to certain export markets, the food service industry, and other food processors including General Mills Operation, LLC (GMOL) under an Alliance Agreement. During 2011, canned vegetables represented 68% of the Company's sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. In addition, the Company is the supplier of frozen fruit and vegetable products, principally to private label retail, GMOL, and the food service industry, and fruit and snack chip products, principally serving retail markets and other food processors.

During 2011, the Company acquired 100% of the partnership interest in Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC (collectively "Lebanon") from Pennsylvania Food Group, LLC and related entities, which is a re-processor of frozen vegetable and fruit products. In 2011, frozen products represented 11% of the Company's sales including eight months of Lebanon's sales and a small existing frozen business.

The Company's business strategies are designed to grow the Company's market share and enhance the Company's sales and margins and include: 1) expand the Company's leadership in the processed fruit and vegetable industry; 2) provide low cost, high quality processed fruits and vegetables to consumers through the elimination of costs from the Company's supply chain and investment in state-of-the-art production and logistical technology; 3) focus on growth opportunities to capitalize on higher expected returns; and 4) pursue strategic acquisitions that leverage the Company's core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Restructuring

During 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 for severance costs. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings. Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs. GMOL's portion of these restructuring costs was paid to the Company during 2011. The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future. As of March 31, 2011, this deferral totaled $8,428,000, comprised of $2,407,000 included in other accrued expenses and $6,021,000 included in other long-term liabilities on the Consolidated Balance Sheets.

During 2010, there were no material adjustments to Plant Restructuring.

During the third quarter of 2009, the Company announced a Voluntary Workforce Reduction Program at its plant in Modesto, California which resulted in a restructuring charge for severance costs of $899,000. This program, which resulted in a more efficient operation, was completed in January 2009. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.

Divestitures and Other Charges

During 2011, there was a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain fixed assets which are included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

During 2010, there were no material divestures or other charges.

During 2009, the Company took a non-cash charge of $714,000 related to some excess equipment at our Yakima, Washington processing plant which is included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on the Company's debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts available under the revolving credit facility are the Company's primary sources of liquidity, although the Company believes it has the ability to raise additional capital by issuing additional stock, if it desires.

Revolving Credit Facility

On August 18, 2006, in connection with the Signature Fruit acquisition, the Company entered into a $250.0 million five-year floating rate secured revolving credit facility (the "Revolver") with several lenders, under which $99.3 million was initially borrowed to pay off the prior revolver balance. The Company has historically included its Revolver as a long-term liability due to its five year maturity and the fact that it meets the criteria required by the accounting standards for this classification. Due to its August 18, 2011 maturity, however, the outstanding balance is now classified as a short term liability. As of March 31, 2011, the outstanding balance on the Revolver was $135.8 million and letters of credit supported by the Revolver totaled $8.8 million, leaving $105.4 million available. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company's accounts receivable and inventory and contains financial covenants and borrowing base requirements. The Revolver is used to fund capital expenditures, acquisitions, the Company's seasonal working capital needs, which are affected by the growing cycles of the vegetables and fruits the Company processes, and to pay debt principal and interest obligations. The vast majority of fruit and vegetable inventories are produced during the harvesting and packing months of June through November and are then sold over the following year. Payment terms for raw fruit and vegetables are generally three months but can vary from a few days to seven months. Accordingly, the Company's need to draw on the Revolver may fluctuate significantly throughout the year.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver. Although subject to change, the agreement being negotiated provides for a five-year term, a $250.0 million facility amount that is seasonally adjusted to $350.0 million and interest based upon an agreed upon LIBOR-based spread. Closing of the new credit facility is subject to normal and customary documentation and closing conditions.

The Company believes that cash flows from operations and availability under its Revolver and any replacement line of credit will provide adequate funds for the Company's working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Seasonality

The Company's revenues typically are higher in the second and third fiscal quarters. This is due, in part, because the Company sells, on a bill and hold basis, Green Giant canned and frozen vegetables to GMOL at the end of each pack cycle, which typically occurs during these quarters. GMOL buys the product from the Company at cost plus an equivalent case tolling fee. See the Critical Accounting Policies section for further details. The Company's non-Green Giant sales also exhibit seasonality with the third fiscal quarter generating the highest sales due to increased retail sales during the holiday season.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The seasonality of the Company's business is illustrated by the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)			
Year ended March 31, 2011:				
Net sales	$219,942	$275,448	$446,250	$252,972
Gross margin	25,284	19,127	34,514	14,300
Net earnings (loss)	5,275	2,811	11,462	(1,877)
Inventories	467,569	757,783	545,072	455,236
Revolver outstanding	92,126	195,000	180,095	135,763
Year ended March 31, 2010:				
Net sales	$230,528	$323,205	$447,027	$279,350
Gross margin	35,937	38,498	48,396	27,456
Net earnings	11,086	12,425	18,606	6,294
Inventories	415,755	728,120	544,694	446,464
Revolver outstanding	68,614	140,384	195,300	111,062

Short-Term Borrowings

The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company processes. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company's need to draw on the Revolver may fluctuate significantly through the year.

The maximum level of short-term borrowings during 2011 was affected by the acquisition of Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC. Details of this acquisition are outlined in Note 2 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowing during 2011 and 2010:

	Fourth Quarter		Year Ended	
	2011	2010	2011	2010
	(In thousands)			
Reported end of period:				
Revolver outstanding	$135,763	$111,062	$135,763	$111,062
Weighted average interest rate	1.25 %	1.24 %	1.25 %	1.24 %
Reported during period:				
Maximum Revolver	$191,852	$195,300	$207,262	$213,265
Average Revolver outstanding	$173,173	$167,909	$150,827	$126,381
Weighted average interest rate	1.36 %	1.23 %	1.47 %	1.29 %

Long-Term Debt

The Company has a $48.4 million secured note payable to John Hancock Life Insurance Company, with an 8.03% interest rate, that is payable in installments through 2014, In addition, the Company has two mortgages, totaling $24.7 million, and several industrial revenue bonds, totaling $23.4 million. As discussed in Note 4 Long-Term Debt, the Company classified its Revolver balance as short-term debt at March 31, 2011. The Company did not issue any significant long-term debt in 2011 or 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As of March 31, 2011, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2011 Revolver balance of $135.8 million is presented as being due in fiscal 2012, based upon the Revolver's August 18, 2011 maturity date.

2012	$142,559
2013	12,397
2014	40,305
2015	2,321
2016	2,490
Thereafter	32,547
Total	$232,619

Restrictive Covenants

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on and redeem the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require it to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company's decision to adopt the last-in, first-out ("LIFO") method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out ("FIFO") method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2011.

Capital Expenditures

Capital expenditures in 2011 totaled $19.5 million and included $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, $0.9 million for a bean expansion project in Geneva, New York, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2010 totaled $20.8 million and included $2.0 million for a coater oven for a can line in Baraboo, Wisconsin, $2.0 million towards the partial completion of a warehouse project in Princeville, Illinois, $1.2 million for a bean expansion project in Ripon, Wisconsin, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2009 totaled $23.2 million and included a $1.8 million frozen warehouse expansion in Rochester, Minnesota, a $1.5 million fruit cup project in Modesto, California, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2011, accounts receivable increased by $5.1 million or 6.9% versus 2010, due to higher United States Department of Agriculture (USDA) receivables at year end in the current year than the prior year, which have longer collection terms, partially offset by decreased per unit selling prices and decreased sales volume, together resulting in an 6.7% sales decrease compared to 2010. In 2010, accounts receivable decreased by $3.3 million or 4.4% versus 2009, due to lower USDA sales in the current year than the prior year.

Inventories

In 2011, inventories increased by $8.8 million primarily reflecting the effect of higher steel raw material quantities and higher work in process quantities, partially offset by the effect of lower finished goods in spite of the inventory acquired from the Lebanon acquisition. The LIFO reserve balance was $89.9 million versus $97.7 million at the prior year end.

In 2010, inventories increased by $53.5 million primarily reflecting a $68.4 million increase in finished goods due to the large 2010 pack and decreased unit sales volume, partially offset by the effect of lower work in process quantities. The LIFO reserve balance was $97.7 million versus $86.5 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

During the year ended March 31, 2011, the Company sold for cash, on a bill and hold basis, $180.3 million of Green Giant finished goods inventory to GMOL. As of March 31, 2011, $116.0 million of this product, included in 2011 sales, remained unshipped. At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

Trade promotions are an important component of the sales and marketing of the Company's branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of the Company's products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the estimated undiscounted value of the cash flows is less than the carrying value. If such is the case, a loss is recognized when the carrying value of an asset exceeds its fair value.

Obligations and Commitments

As of March 31, 2011, the Company was obligated to make cash payments in connection with its debt and operating leases. The effect of these obligations and commitments on the Company's liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

Contractual Obligations
March 31, 2011

	2012	2013-14	2015-16	2017 and beyond	Total
Long-term debt	$142,559	$ 52,702	$ 4,811	$32,547	$232,619
Interest	6,810	8,706	3,344	7,187	26,047
Operating lease obligations	29,892	44,917	30,430	20,515	125,754
Purchase commitments	249,355	—	—	—	249,355
Total	$428,616	$106,325	$38,585	$60,249	$633,775

In addition, the Company's defined benefit plan has an unfunded pension liability of $18.7 million which is subject to certain actuarial assumptions. The funded status increased by $3.5 million during 2011 reflecting the current unfunded liability based on the projected benefit obligation and actual fair value of plan assets as of March 31, 2011. This increase was recognized via an increase to accumulated other comprehensive income of $1.2 million after the income tax benefit of $0.8 million. Plan assets increased from $94.4 million as of March 31, 2010 to $100.1 million as of March 31, 2011 due to a continuing recovery from extremely difficult market conditions two years ago.

During 2011, the Company entered into new operating leases of approximately $38.4 million, based on the if-purchased value, including $26.4 million of agricultural and processing equipment and $12.0 million of can manufacturing equipment.

Due to uncertainties related to FASB Accounting Standards Codification ("ASC") 740, Income Taxes, the Company is not able to reasonably estimate the cash settlements required in future periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2011 season.

The Company has no off-balance sheet debt or other unrecorded obligations other than the items noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company's standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2011, the Company had $8.8 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company's Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2011, the Company's cash and cash equivalents decreased by $2.7 million, which is due to the net impact of $17.0 million provided by operating activities, $38.5 million used in investing activities, and $19.0 million provided by financing activities.

Operating Activities

Cash provided by operating activities decreased to $17.0 million 2011 from $38.1 million in 2010. The decrease is primarily attributable to decreased net earnings exclusive of LIFO in 2011 versus 2010 partially offset by decreased inventory. The 2011 LIFO credit of $7.9 million resulted in a tax cash payment of $2.7 million.

Cash provided by operating activities decreased to $38.1 million in 2010 from $47.3 million in 2009. The decrease is primarily attributable to increased inventory in 2010 versus 2009 partially offset by increased net earnings exclusive of LIFO. The current year LIFO impact of $11.2 million provided a tax cash benefit of $3.9 million.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company's main sources of liquidity.

Investing Activities

Cash used in investing activities was $38.5 million for 2011, principally reflecting the Lebanon acquisition and capital expenditures. The Lebanon acquisition was $20.3 million in 2011. Capital expenditures aggregated $19.5 million in 2011 versus $20.8 million in 2010. The decrease was primarily attributable to an increase in leased projects. There were three major projects in 2011; 1) $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, 2) $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, and 3) $0.9 million for a bean expansion project in Geneva, New York.

Cash used in investing activities was $20.6 million for 2010, principally reflecting capital expenditures. Capital expenditures aggregated $20.8 million in 2010 versus $23.2 million in 2009. The decrease was primarily attributable to fewer large projects in 2010 and an increase in leased projects. There were three major projects in 2010; 1) a $2.0 million coater oven for a can line in Baraboo, Wisconsin; 2) $2.0 million towards the partial completion of a warehouse project in Princeville, Illinois and 3) a $1.2 million bean expansion project in Ripon, Wisconsin.

Financing Activities

Cash provided by financing activities was $19.0 million in 2011 principally consisting of the additional Revolver borrowings to finance the Lebanon acquisition.

Cash used by financing activities was $15.9 million in 2010. During 2010, the Company repaid the GMOL subordinated promissory note of $32.1 million. The effect of this repayment was partially offset by additional borrowings which exceeded repayments on the Revolver.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Classes of similar products/services:	2011	2010	2009
		(In thousands)	
Net Sales:			
GMOL *	$ 191,526	$ 239,622	$ 231,712
Canned vegetables	692,574	750,751	732,146
Frozen *	86,904	48,320	44,967
Fruit	195,427	200,391	233,897
Snack	10,604	21,287	15,498
Other	17,577	19,739	22,464
Total	$1,194,612	$1,280,110	$1,280,684

* GMOL includes frozen vegetable sales exclusively for GMOL.

Fiscal 2011 versus Fiscal 2010

Net sales for 2011 decreased $85.5 million, or 6.7%, from $1,280.1 million to $1,194.6 million. The decrease primarily reflects a $58.2 million decrease in canned vegetable sales, a $48.1 million decrease in GMOL sales, and a $10.7 decrease in Snack sales, partially offset by an increase in frozen sales of $38.6 million. Lower net selling prices and a less favorable sales mix represented $59.2 million of the decrease while sales volume accounted for $26.3 million of the decrease. The decrease in selling prices/change in sales mix was primarily due to canned vegetable and fruit products. The decrease in sales volume was primarily due to Green Giant Alliance and Snack reductions, offset in part by increased frozen product volume due to the Company's Lebanon acquisition.

Cost of product sold as a percentage of sales increased from 88.3% in 2010 to 92.2% in 2011, as lower selling prices more than offset decreased costs, including a $19.2 million LIFO credit in 2011 versus prior year.

Selling, general and administrative expense was 5.1% of sales in 2011 and 2010.

Plant restructuring costs increased from zero in 2010 to $1.4 million in 2011 and are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, decreased from $9.6 million in 2010 to $8.8 million in 2011 due to the pay-off of a $32.1 million note balance to GMOL in 2010 partially offset by higher average Revolver borrowings.

Other operating income in 2011 included of a gain of $0.7 million as a result of the estimated fair market value of the assets acquired exceeding the purchase price of Lebanon. The Company also recorded a gain from the reversal of an environmental reserve of $0.3 million, a gain of $0.2 million from the sale of certain fixed assets and a loss of $0.4 million from the disposal of certain fixed assets in 2011.

As a result of the aforementioned factors, pre-tax earnings decreased from $75.4 million in 2010 to $23.5 million in 2011. The effective tax rate was 24.7% in 2011 and 35.8% in 2010. The decrease in the 2011 effective tax rate is primarily due to the settlement of an IRS audit for the 2006, 2007 and 2008 tax years.

Fiscal 2010 versus Fiscal 2009

Net sales for 2010 decreased $0.6 million, from $1,280.7 million to $1,280.1 million. The decrease primarily reflects a $33.5 million decrease in fruit sales, partially offset by an $18.6 million increase in canned vegetable sales and a $7.9 million increase in GMOL sales. The reduction in sales is predominately due to decreased sales to the U.S. Department of Agriculture. The decrease in sales is attributable to a sales volume reduction of $36.2 million partially offset by increased selling prices/improved sales mix of $35.6 million. The sales volume reduction is primarily due to $22.8 million decrease in canned fruit sales and a $17.6 million decrease in canned vegetable sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of product sold as a percentage of sales decreased from 90.6% in 2009 to 88.3% in 2010 primarily as a result of higher selling prices and a $47.1 million LIFO charge decrease in 2010 versus 2009.

Selling, general and administrative expense decreased from 5.5% of sales in 2009 to 5.1% of sales in 2010 due to lower brokerage rates on certain sales.

Plant restructuring costs, which are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations, decreased from $0.9 million in 2009 to zero in 2010.

Interest expense, net, decreased from $14.1 million in 2009 to $9.6 million in 2010 primarily reflecting lower average borrowing rates on long-term and short-term variable rate debt and lower overall debt balances in the current year than the prior year.

Other operating expense, net, of $0.2 million in 2010 primarily reflects a net loss on the sale of some unused fixed assets. Other operating expense, net, of $0.6 million in 2009 primarily reflects the effect of a non-cash loss of $0.7 million on the disposal of property, plant and equipment partially offset by a gain of $0.1 million on the disposal of property, plant and equipment.

As a result of the aforementioned factors, pre-tax earnings increased from $34.1 million in 2009 to $75.4 million in 2010. The effective tax rate was 35.8% in 2010 and 44.9% in 2009. The decrease in the 2010 effective tax rate is primarily due to an addition to uncertain tax positions in 2009, a charge related to research and development credit in 2009 and the settlement of an IRS audit during 2009.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements," which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2011 did not impact the Company's consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," ("ASU 2011-04") which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States ("GAAP") and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company is currently assessing the potential impact that the adoption of ASU 2011-04 may have on the Company's financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $4.8 million in cash equivalents as of March 31, 2011. As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $173.5 million in average variable-rate debt during fiscal 2011, a 1% change in interest rates would have had a $1.7 million effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2011
(In thousands)

	PAYMENTS BY YEAR							
	2012	2013	2014	2015	2016	Thereafter	Total/ Weighted Average	Estimated Fair Value
Fixed-rate L/T debt:								
Principal cash flows	$ 6,796	$ 7,337	$ 40,305	$ 2,321	$ 2,490	$ 14,977	$ 74,226	$ 71,844
Average interest rate	7.65 %	7.64 %	7.47 %	6.96 %	6.96 %	7.12 %	7.44 %	
Variable-rate L/T debt:								
Principal cash flows	$135,763	$ 5,060	$ -	$ -	$ -	$ 17,570	$158,393	$ 158,393
Average interest rate	1.25 %	3.20 %	- %	- %	- %	3.20 %	1.53 %	
Average Revolver debt:								
Principal cash flows							$150,827	$ 150,827
Average interest rate							1.47 %	
Short-term investments:								
Average balance							$ 354	$ 354
Average interest rate							0.23 %	

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company's business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company's production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $249.0 million in produce costs expected during 2012, a 1% change would have a $2.5 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.0 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries

(In thousands of dollars, except per share amounts)

Years ended March 31,	2011	2010	2009
Net sales	$1,194,612	$1,280,110	$1,280,684
Costs and expenses:			
Cost of products sold	1,101,387	1,129,823	1,161,137
Selling, general, and administrative expense	60,421	65,133	69,836
Other operating (income) expense, net	(844)	156	624
Plant restructuring	1,354	-	899
Total costs and expenses	1,162,318	1,195,112	1,232,496
Operating income	32,294	84,998	48,188
Interest expense, net of interest income of $1, $2, and $14, respectively	8,827	9,638	14,103
Earnings before income taxes	23,467	75,360	34,085
Income taxes	5,796	26,949	15,320
Net earnings	$ 17,671	$ 48,411	$ 18,765
Basic earnings per common share	$ 1.45	$ 3.98	$ 1.54
Diluted earnings per common share	$ 1.45	$ 3.96	$ 1.53

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries

(In thousands)

March 31,	2011	2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 4,762	$ 7,421
Accounts receivable, less allowance for doubtful accounts of $247 and $354, respectively	78,536	73,460
Inventories:		
Finished products	331,771	338,891
In process	13,745	8,176
Raw materials and supplies	109,720	99,397
	455,236	446,464
Deferred income taxes	7,623	10,032
Other current assets	10,110	2,850
Total Current Assets	556,267	540,227
Other assets	429	993
Property, Plant, and Equipment:		
Land	30,875	16,317
Building & Improvements	158,204	148,441
Equipment	313,828	312,149
	502,907	476,907
Less accumulated depreciation and amortization	314,895	298,794
Net Property, Plant, and Equipment	188,012	178,113
Total Assets	$744,708	$719,333
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 64,369	$ 67,674
Accrued vacation	10,215	10,059
Accrued payroll	6,685	12,798
Other accrued expenses	37,238	32,608
Current portion of long-term debt	142,559	6,356
Income taxes	489	6,122
Total Current Liabilities	261,555	135,617
Long-term debt, less current portion	90,060	207,924
Other liabilities	36,084	37,697
Deferred income taxes	3,177	3,085
Total Liabilities	390,876	384,323
Commitments and contingencies (Note 13)		
Stockholders' Equity:		
Preferred stock	6,325	31,325
Common stock	4,118	3,861
Additional paid-in capital	90,778	65,910
Treasury stock, at cost	(257)	(257)
Accumulated other comprehensive loss	(13,981)	(15,030)
Retained earnings	266,849	249,201
Total Stockholders' Equity	353,832	335,010
Total Liabilities and Stockholders' Equity	$744,708	$719,333

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries

(In thousands)

Years ended March 31,	2011	2010	2009
Cash flows from operating activities:			
Net earnings	$ 17,671	$ 48,411	$ 18,765
Adjustments to reconcile net earnings to net cash provided by operations:			
Depreciation and amortization	22,581	22,415	22,026
Deferred income tax expense	1,717	4,247	4,680
Loss on the sale of assets	142	153	676
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable	(1,661)	3,253	(14,701)
Inventories	1,519	(53,509)	2,731
Other current assets	(7,117)	3,116	884
Accounts payable, accrued expenses, and other liabilities	(12,369)	5,593	2,346
Income taxes	(5,519)	4,433	9,872
Net cash provided by operating activities	16,964	38,112	47,279
Cash flows from investing activities:			
Additions to property, plant, and equipment	(19,473)	(20,783)	(23,198)
Cash paid for acquisitions (net of cash acquired)	(20,348)	-	-
Proceeds from the sale of assets	1,245	168	611
Net cash used in investing activities	(38,576)	(20,615)	(22,587)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	343,755	415,727	442,315
Payments of long-term debt	(325,416)	(432,249)	(471,712)
Borrowings on notes payable	168	-	-
Change in other assets	469	620	512
Purchase treasury stock	-	-	(257)
Preferred dividends paid	(23)	(23)	(23)
Net cash provided by (used in) financing activities	18,953	(15,925)	(29,165)
Net (decrease) increase in cash and cash equivalents	(2,659)	1,572	(4,473)
Cash and cash equivalents, beginning of year	7,421	5,849	10,322
Cash and cash equivalents, end of year	$ 4,762	$ 7,421	$ 5,849
Supplemental disclosures of cash flow information:			
Cash paid (refunded) during the year for:			
Interest	$ 8,395	$ 8,989	$ 13,894
Income taxes	14,275	18,813	(613)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries

(In thousands, except share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Comprehensive Income
Balance March 31, 2008	$ 69,448	$ 3,079	$ 28,460	$ -	$ (3,628)	$ 182,071	
Net earnings	-	-	-	-	-	18,765	$ 18,765
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	42	-	-	-	-
Preferred stock conversion	(45)	1	44	-	-	-	-
Purchase treasury stock	-	-	-	(257)	-	-	-
Change in pension and post retirement benefits adjustment (net of tax $9,930)	-	-	-	-	(15,532)	-	(15,532)
Balance March 31, 2009	69,403	3,080	28,546	(257)	(19,160)	200,813	$ 3,233
Net earnings	-	-	-	-	-	48,411	$ 48,411
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	67	-	-	-	-
Preferred stock conversion	(38,078)	781	37,297	-	-	-	-
Change in pension and post retirement benefits adjustment (net of tax $2,640)	-	-	-	-	4,130	-	4,130
Balance March 31, 2010	31,325	3,861	65,910	(257)	(15,030)	249,201	$ 52,541
Net earnings	-	-	-	-	-	17,671	$ 17,671
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	125	-	-	-	-
Preferred stock conversion	(25,000)	257	24,743	-	-	-	-
Change in pension and post retirement benefits adjustment (net of tax $671)	-	-	-	-	1,049	-	1,049
Balance March 31, 2011	$ 6,325	$ 4,118	$ 90,778	$ (257)	$ (13,981)	$ 266,849	$ 18,720

	Preferred Stock					Common Stock	
	6% Cumulative Par Value $.25 Callable at Par Voting	10% Cumulative Par Value $.025 Convertible Voting	Participating Convertible Par Value $.025	2003 Series Participating Convertible Par Value $.025	2006 Series Participating Convertible Par Value $.025	Class A Common Stock Par Value $.25	Class B Common Stock Par Value $.25
Shares authorized and designated:							
March 31, 2011	200,000	1,400,000	102,047	313,304	-	20,000,000	10,000,000
Shares issued and outstanding:							
March 31, 2009	200,000	807,240	2,982,094	552,976	1,025,220	4,820,080	2,760,903
March 31, 2010	200,000	807,240	102,047	313,304	1,025,220	8,528,745	2,176,836
March 31, 2011	200,000	807,240	102,047	313,304	-	9,607,809	2,127,822
Stock amount	$ 50	$ 202	$ 1,217	$ 4,856	$ -	$ 2,405	$ 1,713

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation and subsidiaries (the "Company") conducts its business almost entirely in food processing, operating 23 plants and 29 warehouses in eight states. The Company markets private label and branded processed foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods ("Bill and Hold") for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended 2011 and 2010, the Company sold for cash, on a bill and hold basis, $180.3 million and $213.3 million, respectively, of Green Giant finished goods inventory to General Mills Operations, LLC ("GMOL"). At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2011, $116.0 million of 2011 product remained unshipped.

Trade promotions are an important component of the sales and marketing of the Company's branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company's total sales. GMOL sales represented 16%, 19% and 18% of net sales in 2011, 2010 and 2009, respectively. The top ten customers represented approximately 49%, 52% and 53%, of net sales for 2011, 2010 and 2009, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate cost because of the immediate or short-term maturity of these financial instruments. See note 9 Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method.

Inventories — Effective in fiscal 2008 substantially all inventories are stated at the lower of cost; determined under the last-in, first-out ("LIFO") method; or market. Prior to fiscal 2008, the Company used the first-in, first-out ("FIFO") inventory valuation method.

Income Taxes — The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and tax credit carryforwards.

The Company evaluates the realizability of its deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future

taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

As disclosed in Note 6, Income Taxes, the Company adopted the provisions of ASC 740 Income Taxes (formerly Statement of Financial Accounting Standards ("SFAS") Interpretation No. 48 "Accounting for Uncertain Income Taxes — an Interpretation of SFAS Statement No. 109"), on April 1, 2007. The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes and continues to reflect any change for such, to the extent it arises, as a component of its income tax provision or benefit.

Shipping and Handling Costs — The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of products sold.

Advertising Costs — Advertising costs are expensed as incurred.

Doubtful Accounts — A provision for doubtful accounts is recorded based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies (accounts over 15 days past due) and charge-offs (accounts removed from accounts receivable for expectation of non-payment), and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available.

Earnings per Common Share — The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the "two-class" method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in all earnings per share calculations.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock and restricted stock using the "if-converted" method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,	2011	2010	2009
	(In thousands, except per share amounts)		
Basic			
Net earnings	$17,671	$48,411	$18,765
Deduct preferred stock dividends	23	23	23
Undistributed earnings	17,648	48,388	18,742
Earnings attributable to participating preferred	851	8,996	7,038
Earnings attributable to common shareholders	$16,797	$39,392	$11,704
Weighted average common shares outstanding	11,564	9,887	7,587
Basic earnings per common share	$ 1.45	$ 3.98	$ 1.54
Diluted			
Earnings attributable to common shareholders	$16,797	$39,392	$11,704
Add dividends on convertible preferred stock	20	20	20
Earnings attributable to common stock on a diluted basis	$16,817	$39,412	$11,724
Weighted average common shares outstanding-basic	11,564	9,887	7,587
Additional shares to be issued related to the equity compensation plan	5	3	-
Additional shares to be issued under full conversion of preferred stock	67	67	67
Total shares for diluted	11,636	9,957	7,654
Diluted earnings per share	$ 1.45	$ 3.96	$ 1.53

Notes to Consolidated Financial Statements

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $22,000,000, $21,594,000, and $21,286,000 in 2011, 2010, and 2009, respectively. The estimated useful lives are as follows: buildings — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no significant impairment losses in 2011, 2010 or 2009.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Recently Issued Accounting Standards — In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements," which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2011 did not impact the Company's consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," ("ASU 2011-04") which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States ("GAAP") and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company is currently assessing the potential impact that the adoption of ASU 2011-04 may have on the Company's financial position and results of operations.

2. Acquisitions

On August 6, 2010, the Company completed its acquisition of 100% of the partnership interest in Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC (collectively "Lebanon") from Pennsylvania Food Group, LLC and related entities. The rationale for the acquisition was twofold: (1) to broaden the Company's product offerings in the frozen food business and (2) to take advantage of distribution efficiencies by combining shipments since the customer bases of the Company and Lebanon are similar. The purchase price totaled $20.3 million plus the assumption of certain liabilities. This acquisition was financed with proceeds from our revolving credit facility. The purchase price to acquire Lebanon was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of property, plant, and equipment. The purchase price of $20.3 million has been allocated as follows (in millions):

Purchase Price (net of cash received)	$20.3
Allocated as follows:	
Current assets	$13.8
Property, plant and equipment	13.9
Bargain purchase gain	(0.7)
Current liabilities	(6.7)
Total	$20.3

The Company recorded a $736,000 gain as a result of the estimated fair market value of the net assets acquired exceeding the purchase price. This gain is included in other operating income on the Consolidated Statements of Net Earnings.

Notes to Consolidated Financial Statements

3. Line of Credit

The Company primarily funds its capital expenditures, acquisitions and working capital requirements through bank borrowings. On August 18, 2006, in connection with the acquisition of Signature Fruit, the Company entered into a $250,000,000 five-year floating rate secured revolving credit facility (the "Revolver") with various banks. The maturity date for the revolver is August 18, 2011. As of March 31, 2011, the outstanding balance of the Revolver was $135,763,000, with a weighted average interest rate of 1.25%, and is included in the current portion of long-term debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $534,019,000. There were $111,062,000 in bank borrowings under the Revolver at March 31, 2010. The Company had $8,848,000 and $7,728,000 of outstanding standby letters of credit as of March 31, 2011 and 2010, respectively, that reduce borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver. Although subject to change, the agreement being negotiated provides for a five-year term, a $250.0 million facility amount that is seasonally adjusted to $350.0 million and interest based upon an agreed upon LIBOR-based spread. Closing of the new credit facility is subject to normal and customary documentation and closing conditions.

4. Long-Term Debt

	2011	2010
	(In thousands)	
Revolving credit facility, 1.25% and 1.24%, due through 2012	$135,763	$111,062
Secured note payable to insurance company, 8.03%, due through 2014	48,360	52,893
Secured Industrial Revenue Development Bonds, 3.20%, and 3.21%, due through 2029	22,630	22,630
Secured promissory note, 6.98%, due through 2022	19,349	20,518
Secured promissory note, 6.35%, due through 2020	5,343	5,822
Secured Industrial Revenue Development Bond, 8.10%, due through 2017	775	881
Other	399	474
	232,619	214,280
Less current portion	142,559	6,356
	$ 90,060	$207,924

The Company has historically included the Revolver as a long-term liability due to its five year maturity and the fact that it meets the criteria required by the accounting standards for this classification. Due to its August 18, 2011 maturity, however, the outstanding balance has been classified as a short term liability. As of March 31, 2011, the outstanding balance on the Revolver was $135.8 million and letters of credit supported by the Revolver totaled $8.8 million, leaving $105.4 million available.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver. Although subject to change, the agreement being negotiated provides for a five-year term, a $250.0 million facility amount that is seasonally adjusted to $350.0 million and interest based upon an agreed upon LIBOR-based spread. Closing of the new credit facility is subject to normal and customary documentation and closing conditions.

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on and redeem the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total

debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company's decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2011.

The Company's credit agreement limits the payment of dividends and other distributions, such as purchases of shares. There is an annual total distribution limitation of $500,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The Company has five outstanding Industrial Revenue Development Bonds ("IRBs"), including four IRBs totaling $22,630,000 that are secured by direct pay letters of credit, and one IRB for $775,000 payable to GE Commercial Finance. The interest rates shown for these IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs. A Master Reimbursement Agreement ("Agreement") with GE Commercial Finance, which provides for the direct pay letters of credit, expires in August 2011. The Company is in the process of negotiating a revised agreement and expects to have a new agreement in place prior to the maturity of the existing agreement.

The carrying value of assets pledged for secured debt, including the Revolver, is $666,490,000.

Debt repayment requirements for the next five fiscal years ended March 31, are:

(In thousands)	
2012	$142,559
2013	12,397
2014	40,305
2015	2,321
2016	2,490
Thereafter	32,547
Total	$232,619

5. Leases

The Company had no capital leases as of March 31, 2011 and 2010. The Company has operating leases expiring at various dates through 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2011 (in thousands):

Years ending March 31:	
2012	$ 29,892
2013	25,003
2014	19,914
2015	17,061
2016	13,369
2017-2031	20,515
Total minimum payment required	$125,754

Lease expense in fiscal 2011, 2010, and 2009 was $37,781,000, $32,551,000, and $32,088,000, respectively.

Notes to Consolidated Financial Statements

6. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes is as follows:

	2011	2010	2009
		(In thousands)	
Current:			
Federal	$2,854	$19,049	$ 8,867
State	1,225	3,653	1,773
	4,079	22,702	10,640
Deferred:			
Federal	1,791	3,873	5,378
State	(74)	374	(698)
	1,717	4,247	4,680
Total income taxes	$5,796	$26,949	$15,320

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2011	2010	2009
Computed (expected tax rate)	35.0 %	35.0 %	35.0 %
State income taxes (net of federal tax benefit)	2.5	2.9	2.9
State tax credits	(1.4)	(0.1)	-
Research and development credit charge (benefit)	(0.6)	-	3.9
Manufacturer's deduction	(3.7)	(2.1)	(1.7)
Addition to (reversal of) uncertain tax positions	(7.3)	(0.8)	2.8
IRS audit adjustment	1.5	-	1.8
Other permanent differences not (taxable) deductible	(0.1)	0.2	0.5
Other	(1.2)	0.7	(0.3)
Effective income tax rate	24.7 %	35.8 %	44.9 %

The effective tax rate was 24.7% in 2011 and 35.8% in 2010. The decrease in the 2011 effective tax rate was primarily due to a reversal of uncertain tax positions in 2011 mostly due to the settlement of an Internal Revenue Service (IRS) audit that year discussed below.

The effective tax rate was 35.8% in 2010 and 44.9% in 2009. The decrease in the 2010 effective tax rate was primarily due to an addition to uncertain tax positions in 2009, a charge related to research and development credit in 2009 and the settlement of an IRS audit during 2009.

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2011	2010
	(In thousands)	
Deferred income tax assets:		
Future tax credits	$ 3,862	$ 3,519
Inventory valuation	1,130	1,056
Employee benefits	2,618	3,108
Insurance	3,572	5,673
Other comprehensive loss	8,948	9,733
Interest	56	583
Deferred gain on sale/leaseback	110	138
Prepaid revenue	1,035	-
Other	239	338
Severance	178	-
	21,748	24,148
Deferred income tax liabilities:		
Property basis and depreciation difference	14,230	12,016
Pension	1,323	3,448
	15,553	15,464
Valuation allowance - non-current	1,749	1,737
Net deferred income tax asset	$ 4,446	$ 6,947

Notes to Consolidated Financial Statements

Net current deferred income tax assets of $7,623,000 and $10,032,000 as of March 31, 2011 and 2010, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax liabilities of $3,177,000 as of March 31, 2011 and $3,085,000 as of March 31, 2010.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement. The change in the liability for the years ended March 31, 2011 and 2010 consists of the following:

	2011	2010
	(In thousands)	
Beginning Balance	$ 5,537	$5,297
Tax positions related to current year:		
Additions	294	86
Tax positions related to prior years:		
Additions	232	372
Reductions	-	(12)
Settlements	(3,767)	(206)
Lapses in statues of limitations	(122)	-
Balance as of March 31,	$ 2,174	$5,537

Included in the balances at March 31, 2011 and 2010 are $1,628,000 and $4,145,000, respectively, of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2011 and 2010, the Company recognized an approximate $1,387,000 decrease and $995,000 increase, respectively, in interest and penalties. As of March 31, 2011 and 2010, the Company had approximately $144,000 and $1,531,000, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

During the years ended March 31, 2011 and 2010, the Company was audited by the IRS for tax years 2006, 2007 and 2008 as well as by one state taxing authority for the 2006, 2007 and 2008 fiscal years. The Company reached a settlement with the IRS for the 2006-2008 fiscal years during the year ended March 31, 2011. As a result, the Company was able to record the tax benefits of those settlements as reductions to the ASC 740 liability amounting to $3,767,000 for the year ended March 31, 2011.

During the year ended March 31, 2008, the Company was being audited by the IRS for tax years 2004 and 2005 as well as by one state taxing authority for the 2004, 2005 and 2006 fiscal years. The Company reached a settlement with the IRS for the 2004 and 2005 fiscal years during the year ended March 31, 2009. As a result, the Company was able to record the tax benefits of those settlements as reductions to the ASC 740 liability amounting to $1,242,000 for the year ended March 31, 2009.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2012 with the state taxing authority that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $1,749,000 (New York, net of Federal impact), $1,095,000 (California, net of Federal impact) and $1,018,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2023 (Wisconsin), 2025 (New York) and no expiration (California). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with ASC 740. At March 31, 2011, the Company has recorded a valuation allowance amounting to $1,749,000, which relates primarily to tax credit carryforwards which management has

concluded it is more likely than not these will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

7. Stockholders' Equity

Preferred Stock — The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 ("6% Preferred"); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors ("Class A Preferred"). The Board of Directors has designated four series of Class A Preferred including 10% Cumulative Convertible Voting Preferred Stock—Series A ("Series A Preferred"); 10% Cumulative Convertible Voting Preferred Stock—Series B ("Series B Preferred"); Convertible Participating Preferred Stock; Convertible Participating Preferred Stock, Series 2003. A fifth series of Class A Preferred designated Convertible Participating Preferred Stock, Series 2006, was issued as part of consideration of the purchase price in the Signature Fruit acquisition and was converted to Class A Common Stock in May 2010.

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2011, 2010 or 2009. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2011, the Company has an aggregate of 6,384,649 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and has 102,047 shares outstanding as of March 31, 2011; there were no conversions during fiscal 2011. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the CPF acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 313,304 shares outstanding as of March 31, 2011; there were no conversions during fiscal 2011. The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition. The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. All 1,025,200 shares were converted into Class A Common Stock in May 2010.

On July 21, 2009, certain shareholders of the Company closed on the sale of 3,756,332 shares of Class A Common Stock (including the shares sold pursuant to the underwriters' overallotment option) pursuant to an Underwriting Agreement among the Company, the selling shareholders, Merrill Lynch Pierce Fenner & Smith Inc. and Piper Jaffray & Co. The Company received none of the proceeds of the offering. During the second quarter of fiscal 2010, 2,607,156 shares, or $31,104,000, of Convertible Participating Preferred Stock and 556,088 shares, or $139,000, of Class B Common Stock (at par), were converted to Class A Common Stock in connection with this secondary stock offering.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2011 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2011 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2011 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2011, 2010 and 2009.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Notes to Consolidated Financial Statements

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2011 and 2010. Additionally, there were 415,351 and 1,440,571 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2011 and 2010, respectively.

Treasury Stock — During 2009, the Company repurchased $257,000 or 13,500 shares of its Class A Common Stock. These shares are not considered outstanding.

8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2011 and a statement of the funded status as of March 31, 2011 and 2010:

	2011	2010
	(In thousands)	
Change in Benefit Obligation		
Benefit obligation at beginning of year	$109,603	$ 84,088
Service cost	5,141	3,813
Interest cost	6,455	6,174
Actuarial loss	2,046	19,524
Benefit payments and expenses	(4,424)	(3,996)
Benefit obligation at end of year	$118,821	$109,603
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 94,427	$ 49,864
Actual gain on plan assets	10,098	27,559
Employer contributions	-	21,000
Benefit payments and expenses	(4,424)	(3,996)
Fair value of plan assets at end of year	$100,101	$ 94,427
Unfunded Status	$(18,720)	$(15,176)

The unfunded status increased by $3.5 million during 2011 reflecting the current unfunded liability based on the projected benefit obligation and actual fair value of plan assets as of March 31, 2011. This increase was recognized via an increase to accumulated other comprehensive income of $1.2 million after the income tax benefit of $0.8 million. Plan assets increased from $94.4 million as of March 31, 2010 to $100.1 million as of March 31, 2011 due to a continuing recovery from extremely difficult market conditions two years ago. The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.

	2011	2010
	(In thousands)	
Amounts Included in Accumulated Other Comprehensive Pre-Tax Loss		
Transition asset	$ 227	$ 504
Net loss	(22,738)	(24,941)
Accumulated other comprehensive pre-tax loss	$(22,511)	$(24,437)

Notes to Consolidated Financial Statements

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2011, 2010, and 2009:

	2011	2010	2009
		(In thousands)	
Service cost	$ 5,141	$ 3,813	$ 3,585
Interest cost	6,455	6,174	5,667
Expected return on plan assets	(7,347)	(3,801)	(5,802)
Amortization of net loss	1,497	2,630	-
Amortization of transition asset	(276)	(276)	(276)
Net periodic benefit cost	$ 5,470	$ 8,540	$ 3,174

The Plan's accumulated benefit obligation was $106,542,000 at March 31, 2011, and $95,416,000 at March 31, 2010.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation and pension expense are shown in the following table:

	2011	2010
Discount rate - benefit obligation	5.85 %	6.10 %
Discount rate - pension expense	6.10 %	7.35 %
Expected return on plan assets	8.00 %	8.00 %
Rate of compensation increase	3.00 %	4.00 %

The Company's plan assets consist of the following:

	Target Allocation	Percentage of Plan Assets at March 31,	
	2012	2011	2010
Plan Assets			
Equity securities	99 %	99 %	99 %
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	1
Total	100 %	100 %	100 %

All securities, which are valued at fair market value, are considered to be level 1 due to their public active market.

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 8.00%. The Company expects 8.00% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level

of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time although the Company's gain on plan assets during 2011 was 10.8% as compared to the S&P 500 unaudited gain of 13.4%. Plan assets include Company common stock with a fair market value of $8,907,000 as of March 31, 2011 and $8,784,000 as of March 31, 2010.

Cash Flows

Expected contributions for fiscal year ending March 31, 2012 (in thousands):

Expected Employer Contributions	$ -
Expected Employee Contributions	-

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2012	$ 4,648
2013	4,965
2014	5,216
2015	5,718
2016	5,957
2017-2021	38,584

The Company also has employees' savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1,572,000, $1,706,000, and $1,576,000, in fiscal 2011, 2010, and 2009, respectively.

9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2011		2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Long-term debt, including current portion	$232,619	$230,237	$214,280	$212,035

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company's financial strength) or current rates offered to the Company for debt with the same maturities.

10. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase net earnings by $5,104,000 in 2011 and reduce net earnings by $7,307,000 and $37,917,000 in 2010 and 2009, respectively, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $0.42 ($0.42 diluted) in 2011 and the reduction in earnings per share was $0.61 ($0.60 diluted) and $3.12 ($3.09 diluted) in 2010 and 2009, respectively. The inventories by category and the impact of implementing the LIFO method are shown in the following table:

	2011	2010	2009
	(In thousands)		
Finished products	$390,754	$407,403	$325,549
In process	21,680	14,813	29,864
Raw materials and supplies	132,690	121,988	124,040
	545,124	544,204	479,453
Less excess of FIFO cost over LIFO cost	89,888	97,740	86,498
Total inventories	$455,236	$446,464	$392,955

11. Other Operating Income and Expense

Other operating income in 2011 included a gain of $736,000 as a result of the estimated fair market value of the assets acquired exceeding the purchase price of Lebanon (see note 2 Acquisitions). The Company also recorded a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain fixed assets.

Other operating expense in 2010 of $156,000 is from the loss on disposal of certain fixed assets.

Other operating expense in 2009 consisted of a gain of $150,000 from the sale of an aircraft and a loss of $774,000 on other items including the disposal of certain fixed assets.

12. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the processing and sale of fruits and vegetables and secondarily, the processing and sale of snack products. The Company markets its product almost entirely in the United States. Export sales represented 8.9%, 7.9%, and 8.2% of total sales in 2011, 2010, and 2009, respectively. In 2011, 2010, and 2009, the sale of Green Giant vegetables accounted for 16%, 19%, and 18% of net sales, respectively. "Other" in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and Vegetable	Snack	Other	Total
		(In thousands)		
2011:				
Net sales	$1,166,431	$10,604	$17,577	$1,194,612
Operating income (loss)	32,641	(731)	384	32,294
Identifiable assets	736,982	5,891	1,835	744,708
Capital expenditures	18,733	740	-	19,473
Depreciation and amortization	21,632	509	440	22,581
2010:				
Net sales	$1,239,084	$21,287	$19,739	$1,280,110
Operating income (loss)	85,106	327	(435)	84,998
Identifiable assets	711,058	6,293	1,982	719,333
Capital expenditures	20,714	69	-	20,783
Depreciation and amortization	21,502	484	429	22,415
2009:				
Net sales	$1,242,722	$15,498	$22,464	$1,280,684
Operating income (loss)	51,184	(1,856)	(1,140)	48,188
Identifiable assets	667,211	6,009	2,385	675,605
Capital expenditures	22,929	211	58	23,198
Depreciation and amortization	20,805	645	576	22,026

The fruit and vegetable segment, consisting of GMOL, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 105%, 101% and 107% of pre-tax earnings in 2011, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements

Classes of similar products/services:	2011	2010	2009
		(In thousands)	
Net sales:			
GMOL *	$ 191,526	$ 239,622	$ 231,712
Canned vegetables	692,574	750,751	732,146
Frozen *	86,904	48,320	44,967
Fruit	195,427	200,391	233,897
Snack	10,604	21,287	15,498
Other	17,577	19,739	22,464
Total	$1,194,612	$1,280,110	$1,280,684

* GMOL includes frozen vegetables exclusively for GMOL.

13. Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, workers' compensation and other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970's through the early 1980's. The Company's wastes at the landfill were primarily food and juice products. The landfill contained some hazardous materials and was remediated by the State of New York. In 2004, the New York Attorney General advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and sought recovery of half that cost from the non-governmental waste contributors. The Company was one of four identified contributors who cooperatively investigated the history of the landfill so as to identify other responsible parties. This claim was settled during 2009 and did not have a material impact on the Company's financial position or results of operations.

On August 2, 2007, the Company received two civil citations from CalOSHA (the California state agency responsible for enforcing occupational safety and health regulations), relating to the accidental death of a warehouse employee at the Company's Modesto facility on February 5, 2007. The Company appealed the citations to the California Occupational Safety and Health Appeals Board, and a hearing was held in early June 2010. The result of the hearing was that the citations were modified by agreement with CalOSHA and a civil penalty was imposed and paid by the Company during fiscal year 2011, thereby resolving the issue without a material adverse impact on the Company's financial position, results of operations, or cash flows.

On February 8, 2008, a subsidiary of the Company was named as a defendant in a criminal action in Stanislaus County, California, relating to the above accident at the Modesto facility. The complaint alleged a felony violation of sec. 6425(a) of the California Labor Code by a subsidiary of the Company. The criminal charges were dropped and a civil settlement was reached during fiscal year 2009 without a material adverse impact on the Company's financial position, results of operations, or cash flows.

In June, 2010, the Company received a Notice of Violation of the California Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65, from the Environmental Law Foundation (ELF). This notice was made to the California Attorney General and various other government officials, and to 49 companies including Seneca Foods Corporation whom ELF alleges manufactured, distributed or sold packaged peaches, pears, fruit cocktail and fruit juice that contain lead without providing a clear and reasonable warning to consumers. Under California law, proper notice must be made to the State and involved firms at least 60 days before any suit under Proposition 65 may be filed by private litigants like ELF. That 60-day period has expired and to date neither the California Attorney General nor any appropriate district attorney or city attorney, nor any private litigants like ELP, has initiated an action against the Company. If an action is commenced under Proposition 65, the Company will defend itself vigorously. As this matter is at a very early stage, we are not able to predict the probability of the outcome or estimate of loss, if any, related to this matter. Additionally, in the ordinary course of its business, the Company is made party to certain legal proceedings seeking monetary damages, including proceedings invoking product liability claims, either directly or through indemnification obligations, and we are not able to predict the probability of the outcome or estimate of loss, if any, related to any such matter.

Notes to Consolidated Financial Statements

14. Plant Restructuring

During fiscal 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 for severance costs. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings. Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs. GMOL's portion of these restructuring costs was paid to the Company during 2011. The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future. As of March 31, 2011, this deferral totaled $8,428,000 comprised of $2,407,000 included in other accrued expenses and $6,021,000 included in other long-term liabilities on the Consolidated Balance Sheets.

During 2010, there were no material adjustments to Plant Restructuring.

During the third fiscal quarter of 2009, the Company announced a Voluntary Workforce Reduction Program at its plant in Modesto, California which resulted in a restructuring charge for severance costs of $899,000. This program, which resulted in a more efficient operation, was completed in January 2009. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.

The other costs relate to outstanding lease payments which will be paid over the remaining lives of the corresponding lease terms, which are up to two years.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2009, 2010 and 2011:

	Severance	Long-Lived Asset Charges	Other Costs	Total
		(In thousands)		
Balance March 31, 2008	$ -	$ 250	$1,286	$ 1,536
Third-quarter charge (credit) to expense	904	-	(3)	901
Cash payments/write offs	(904)	-	(246)	(1,150)
Fourth-quarter credit to expense	-	-	(2)	(2)
Balance March 31, 2009	-	250	1,035	1,285
Second-quarter charge to expense	-	-	19	19
Cash payments/write offs	-	-	(258)	(258)
Third-quarter credit to expense	-	-	(2)	(2)
Balance March 31, 2010	-	250	794	1,044
First-quarter charge to expense	-	-	1	1
Second-quarter charge to expense	1,210	-	-	1,210
Cash payments/write offs	(889)	(250)	(283)	(1,422)
Third-quarter charge to expense	109	-	-	109
Fourth-quarter charge to expense	26	-	8	34
Balance March 31, 2011	$ 456	$ -	$ 520	$ 976

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2011and 2010 and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 26, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

Milwaukee, Wisconsin

May 26, 2011

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Form 10-K, Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Lebanon, which was acquired on August 6, 2010, and which is included in the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2011, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for the year then ended. Lebanon constituted 4% of consolidated assets as of March 31, 2011, and less than 5% of consolidated revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Lebanon because of the timing of the acquisition which was completed on August 6, 2010. Our audit of internal control over financial reporting of Seneca Foods Corporation also did not include an evaluation of the internal control over financial reporting of Lebanon.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2011 and 2010, and the related consolidated statements of net earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2011 and our report dated May 26, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

Milwaukee, Wisconsin

May 26, 2011

Shareholder Information and Quarterly Results

The Company's common stock is traded on The NASDAQ Global Stock Market. The 9.6 million Class A outstanding shares and 2.1 million Class B outstanding shares are owned by 246 and 233 shareholders of record, respectively. The high and low closing prices of the Company's common stock during each quarter of the past two years are shown below:

Class A:	2011		2010	
Quarter	High	Low	High	Low
First	$32.68	$28.89	$31.97	$21.44
Second	32.19	23.89	33.49	22.14
Third	28.57	22.02	28.90	21.95
Fourth	29.87	24.75	30.10	22.90

Class B:	2011		2010	
Quarter	High	Low	High	Low
First	$32.99	$29.22	$32.46	$20.86
Second	32.74	24.10	33.17	21.79
Third	28.61	22.30	28.69	21.40
Fourth	29.64	23.12	30.15	22.82

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company's Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2006, in the Company's Class A Common Stock, the NASDAQ Market, and the peer groups. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the former peer group are, Del Monte Foods Company, Hanover Foods Corporation, Ralcorp Holdings, Inc., Treehouse Foods, Inc. and Hain Celestial Group, Inc. The new peer group removes Del Monte since they are no longer a publicly traded company and adds John B. Sanfilippo & Son Inc.



Shareholder Information and Quarterly Results

Quarterly Results

As of March 31, 2011, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)			
Year ended March 31, 2011:				
Net sales	$219,942	$275,448	$446,250	$252,972
Gross margin	25,284	19,127	34,514	14,300
Net earnings	5,275	2,811	11,462	(1,877)
Basic earnings per common share	0.43	0.23	0.94	(0.15)
Diluted earnings per common share	0.43	0.23	0.94	(0.15)
Year ended March 31, 2010:				
Net sales	$230,528	$323,205	$447,027	$279,350
Gross margin	35,937	38,498	48,396	27,456
Net earnings	11,086	12,425	18,606	6,294
Basic earnings per common share	0.91	1.02	1.53	0.52
Diluted earnings per common share	0.91	1.02	1.52	0.51

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels. Due to the dependence on the fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.

Corporate Information

Directors

Arthur H. Baer
Budget Officer
Columbia County, New York

Robert T. Brady
President and Chief Executive Officer
Moog Inc.

John P. Gaylord
President
Jacintoport Terminal Company

Susan A. Henry, Ph.D.
Dean Emerita and Professor, College of Agriculture and Life Sciences, Cornell University

G. Brymer Humphreys
Partner
Humphreys Farms, Inc.

Kraig H. Kayser
President and Chief Executive Officer

Thomas Paulson
Chief Financial Officer
Tennant Company

Susan W. Stuart
Marketing Consultant

Arthur S. Wolcott
Chairman

Officers

Arthur S. Wolcott
Chairman

Kraig H. Kayser
President and Chief Executive Officer

Paul L. Palmby
Executive Vice President and
Chief Operating Officer

Roland E. Breunig
Senior Vice President,
Chief Financial Officer and Treasurer

Carl A. Cichetti
Senior Vice President -
Technology and Planning

Dean E. Erstad
Senior Vice President -
Sales and Marketing

Cynthia L. Fohrd
Senior Vice President and
Chief Administrative Officer

John D. Exner
General Counsel and Assistant Secretary

Jeffrey L. Van Riper
Vice President, Controller and Secretary

Sarah S. Mortensen
Assistant Secretary

Operations

Western Vegetable Operations
Jon A. Brekken
Vice President

Logistics
Aaron M. Girard
Vice President

Technical Services & Development
Matt J. Henschler
Vice President

Warehousing
Daniel F. Janke
Vice President

Accounting
Craig W. Knapp
Vice President

Procurement
Vincent J. Lammers
Vice President

Fruit and Snack
Timothy R. Nelson
Vice President

Customer Service
Richard L. Waldorf
Vice President

Eastern Vegetable Operations
David W. Zentgrebe
Vice President

Sales and Marketing Groups

Branded Sales
James E. Blair
Vice President

International
Barbara J. deJong
Vice President

Private Label Retail
George E. Hopkins, III
Vice President

Food Service
Stephen J. Ott
Vice President

Marketing
Bruce S. Wolcott
Vice President

Manufacturing Plants and Warehouses

	Square Footage (000)	Acres
Food Group		
Modesto, California	2,123	114
Buhl, Idaho	489	141
Payette, Idaho	387	43
Princeville, Illinois	267	303
Arlington, Minnesota	264	541
Blue Earth, Minnesota	286	346
Bricelyn, Minnesota	57	7
Glencoe, Minnesota	646	783
LeSueur, Minnesota	181	71
Montgomery, Minnesota	549	1,010
Rochester, Minnesota	1,078	860
Geneva, New York	779	608
Leicester, New York	216	91
Marion, New York	348	181
Lebanon, Pennsylvania	120	13
Dayton, Washington	257	41
Yakima, Washington	122	8
Baraboo, Wisconsin	258	11
Cambria, Wisconsin	412	328
Clyman, Wisconsin	408	571
Cumberland, Wisconsin	228	304
Gillett, Wisconsin	303	105
Janesville, Wisconsin	1,106	302
Mayville, Wisconsin	294	367
Oakfield, Wisconsin	220	2,228
Ripon, Wisconsin	353	75
Non-Food Group		
Penn Yan, New York	27	4
Total	11,778	9,456

Corporate Information

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995. The Company wishes to take advantage of the "safe harbor" provisions of the PSLRA by cautioning that numerous important factors, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission, in the future, could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Shareholder Information

For investor information, including comprehensive earnings releases: http://www.senecafoods.com/companyprofile/investor.shtml

Annual Meeting

The 2011 Annual Meeting of Shareholders will be held on Thursday, August 4, 2011, beginning at 12:00 Noon (EDT) at the Company's offices at 3736 South Main Street, Marion, New York. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 24, 2011.

How To Reach Us

Seneca Foods Corporation
3736 South Main Street
Marion, New York 14505
(315) 926-8100
www.senecafoods.com
senecafoods@senecafoods.com

Additional Information

Annual Report and Other Investor Information
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2011, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing to:

Roland E. Breunig
Seneca Foods Corporation
418 East Conde Street
Janesville, Wisconsin 53546
(608) 757-6000

This annual report is also available online at http://www.senecafoods.com/companyprofile/investor.shtml

Foundation/Contribution Requests
Seneca Foods Foundation
Cynthia L. Fohrd
3736 South Main Street
Marion, New York 14505
(315) 926-8100
foundation@senecafoods.com

Independent Registered Public Accounting Firm
BDO USA, LLP
Milwaukee, Wisconsin

General Counsel
Jaeckle Fleischmann & Mugel, LLP
Buffalo, New York

Transfer Agent and Registrar
Computershare
250 Royal Street
Canton, Massachusetts 02940
(800) 622-6757 (US, Canada, Puerto Rico)
(781) 575-4735 (Non-US)
www.computershare.com/investor

Corporate Governance
http://www.senecafoods.com/companyprofile/governance.shtml

Code of Business Ethic
http://www.senecafoods.com/companyprofile/ethics.pdf
Hotline (800) 213-9185



Seneca Foods Corporation
3736 South Main Street, Marion, NY 14505

www.senecafoods.com